UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Zapata Computing Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98906V100
(CUSIP Number)

July 18, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98906V100	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON William J. Sandbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,545,637
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,545,637
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,545,637
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98906V100	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer:

Zapata Computing Holdings Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

100 Federal Street
Boston, MA 02110

Item 2.	(a)	Name of Person Filing:

See responses to Item 1 on cover page.

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

7615 Zionsville Road
Indianapolis, Indiana 46268

	(c)	Citizenship:

See responses to Item 4 on cover page.

	(d)	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

98906V100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. 98906V100	SCHEDULE 13G	Page 4 of 6

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

Percentage ownership is based on 31,982,816 outstanding as of May 10, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2024. Number of shares beneficially owned includes 3,927,070 shares issuable upon exercise of warrants.

	(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

	(b)	Percent of class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

		(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

		(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

		(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. 98906V100	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98906V100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2024

/s/ William J. Sandbrook
Name:	William J. Sandbrook